MNP LLP

August 29, 2014

To the TSX Venture Exchange (the “Exchange”)
650 West Georgia Street, Suite 2700
Vancouver, British Columbia
V6B 4N9

Dear Sirs/Mesdames:

RE: San Antonio Ventures Inc. (the “Company”)

We refer to the Filing Statement of the Company dated August 29, 2014 relating to the reverse take-over of the Company by the R2 Energy Ltd. (the “Filing Statement”).

We consent to the use in the above-mentioned Filing Statement of our reports dated July 4, 2014 and July 27, 2012 to the shareholders of the Company on the following financial statements:

Statements of Financial Position as at March 31, 2014, 2013 and 2012; and

Statements of Operations and Comprehensive Loss, Changes in Equity, and Cash Flows for each of the years then ended.

We report that we have read the Filing Statement and all information therein have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours truly,

MNP LLP

MNP LLP